Exhibit 99.1

Foresight Announces Third Quarter 2020 Financial Results

NESS ZIONA, Israel — November 12, 2020 — Foresight Autonomous Holdings Ltd., an innovator in automotive vision systems (Nasdaq and TASE: FRSX), today reported financial results for the third quarter ended September 30, 2020. Foresight ended the third quarter of 2020 with $14.5 million in cash and short-term deposits, GAAP net loss of $11.4 million and non-GAAP net loss for the same period of $10.5 million.

“Foresight continued to demonstrate steady progress in the third quarter, as we established new partnerships with influential players in Europe, Japan and China,” commented Haim Siboni, CEO of Foresight. “We are confident that our new relationships with leading companies such as Elbit Systems and FLIR Systems will lead to stable sales growth, as we continue to refine our products and technology based on feedback from our prototype system sales. I am proud of how Foresight has responded to the market situation posed by the COVID-19 pandemic, as we have worked not only to maintain stable business performance, but also to develop a COVID-19 symptom screening solution which leverages our leading thermal and visible-light camera technology.”

“The third quarter also saw notable progress for our subsidiary Eye-Net Mobile and our affiliated company Rail Vision,” continued Mr. Siboni. “Both companies made impressive strides in new markets, demonstrating the long-term potential of their innovative technologies. Rail Vision has accomplished the first commercial agreement for its shunting yard solution which is currently being evaluated by a major European train operator, while Eye-Net Mobile’s Eye-Net™ Protect solution is undergoing pilot projects with two multi-billion-dollar Japanese companies. We are optimistic that successful evaluation could lead to further collaboration with these impressive partners.”

Third Quarter 2020 Financial Results

●	Research and development (R&D) expenses for the three months ended September 30, 2020 were $2,157,000 compared to $2,547,000 in the three months ended September 30, 2019. The decrease is attributed mainly to a decrease in subcontracted services.

●	General and administrative (G&A) expenses for the three months ended September 30, 2020 were $918,000 compared to $893,000 in the three months ended September 30, 2019. The increase is attributed mainly to an increase in payroll expenses partially offset by a decrease in professional services.

●	GAAP net loss for the three months ended September 30, 2020 was $3,980,000, or $0.02 loss per ordinary share, compared to GAAP net loss of $3,931,000, or $0.03 loss per ordinary share, in the three months ended September 30, 2019. The increase is attributed mainly to an increase in equity in net loss of an affiliated company.

●	Non-GAAP net loss for the three months ended September 30, 2020 was $3,420,000, or $0.02 loss per ordinary share, compared to a non-GAAP net loss of $3,439,000, or $0.01 loss per ordinary share, in the three months ended September 30, 2019. A reconciliation between GAAP net loss and non-GAAP net loss is provided following the financial statements that are part of this release. Non-GAAP results exclude the effect of stock-based compensation expenses, revaluation of other investments and revaluation of derivative warrant liability.

Balance Sheet Highlights

●	Cash and cash equivalents and short-term deposits totaled $14.5 million as of September 30, 2020, compared to $13.1 million on September 30, 2019.

●	Investments in Rail Vision Ltd. totaled $4.7 million as of September 30, 2020, compared to $7.4 million on September 30, 2019. The decrease is attributed mainly to equity in net loss of Rail Vision’s results.

●	GAAP shareholders’ equity totaled $18.8 million as of September 30, 2020, compared to $16.3 million as of December 31, 2019.

●	Non-GAAP shareholders’ equity totaled $18.8 million as of September 30, 2020, compared to $16.6 million as of December 31, 2019.

	As of September 30,		As of December 31,
(thousands of U.S. dollars)	2020	2019	2019
GAAP Results
Shareholders’ equity	$18,767	$20,307	$16,288
Non-GAAP Results
Shareholders’ equity	$18,767	$20,631	$16,612

A reconciliation between GAAP shareholders’ equity results and non-GAAP shareholders’ equity results is provided following the financial statements that are part of this release. Non-GAAP results exclude revaluation of other investments.

Recent Corporate Highlights:

●	Foresight Received Two Product Orders from Elbit Systems Ltd.: In July, Foresight received two orders for product development and customization from Elbit Systems Land Ltd., a subsidiary of the leading Israeli defense company Elbit Systems. According to the agreement, Foresight will supply a QuadSight® prototype system with wide-angle field-of-view detection capabilities to meet Elbit Systems’ specific requirements. The modified prototype enhances the QuadSight system’s ability to detect objects in a wider area of the road ahead.

●	Foresight Initiated Pilot Project for COVID-19 Screening Solution: Foresight announced in July that its COVID-19 symptom screening solution, which is designed to detect several notable symptoms of the coronavirus, will be tested in a pilot project with Meuhedet, one of Israel’s largest health maintenance organizations. The pilot will take place in Israel in the city of Ashdod, where Meuhedet’s largest clinic serves approx. 50,000 patients. The screening solution, based on Foresight’s extensive experience with thermal and visible light cameras, is designed to detect high body temperature and signs of fatigue.

●	Foresight Received Order for Two Prototype Systems from Multi-Billion-Dollar Chinese Technology Company: Two QuadSight vision system prototypes were ordered in July by the automotive solutions business unit of a multi-billion-dollar global Chinese technology company. The technology company may use Foresight’s technology to improve its autonomous vehicle and safety solutions, and the prototype sales could result in future collaboration.

●	Rail Vision Signed Commercial Agreement to Supply Shunting Yard Systems to Leading European Train Operator: Rail Vision, an affiliate of Foresight, announced in September that it signed a commercial agreement with an affiliate of Knorr-Bremse AG, a $17 billion Europe-based group. According to the agreement, Knorr-Bremse will supply Rail Vision’s Assisted Remote Shunting (ARS) systems to a leading European train operator. As first announced in April, Rail Vision received an initial order from a leading European train operator for an ARS prototype system and to execute an Operational Functional Test. According to the terms of the agreement, the train operator may choose to purchase 30 ARS systems, and may then exercise the option to purchase an additional 45 ARS systems.

●	Eye-Net Mobile Received Patent Approval for Accident Prevention Solution: In late July, Eye-Net Mobile, a wholly-owned subsidiary of Foresight, received a notice of allowance from the U.S. Patent and Trademark Office for its patent application for a “system and method for preventing car accidents and collisions between vehicles and pedestrians.” The patented technology refers to Eye-Net Mobile’s accident prevention system, which predicts collisions between vehicles and pedestrians through a dedicated software application on the mobile devices of pedestrians and vehicle users.

●	Eye-Net Mobile Announced Two Pilot Projects with Global Japanese Technology Companies: In August, Eye-Net Mobile announced two pilot projects for its Eye-Net Protect cellular based V2X (vehicle-to-everything) accident prevention solution. The Eye-Net Protect system will be evaluated by a multi-billion-dollar global Japanese technology company, as well as by a multi-billion-dollar multinational Japanese electronics company. The projects will evaluate the Software Development Kit (SDK) configuration of the Eye-Net Protect solution.

●	Foresight Completed Development of Commercial Version of Automatic Calibration Software: In September, Foresight announced the completion of a commercial version of its groundbreaking automatic calibration software. Foresight’s software solution ensures stereoscopic sensors remain calibrated regardless of their position on the car. These calibration capabilities are essential to create the accurate stereoscopic 3D perception needed for reliable automotive vision systems. Additionally, Foresight submitted two new patent applications related to multiple-sensor camera systems.

Use of Non-GAAP Financial Results

In addition to disclosing financial results calculated in accordance with United States generally accepted accounting principles (GAAP), the company’s earnings release contains non-GAAP financial measures of net loss for the period that excludes the effect of stock-based compensation expenses, the revaluation of other investments and revaluation of derivative warrant liability, and non-GAAP financial measures of shareholders’ equity that excludes the effect of derivative warrant liability and the revaluation of other investments. The company’s management believes the non-GAAP financial information provided in this release is useful to investors’ understanding and assessment of the company’s ongoing operations. Management also uses both GAAP and non-GAAP information in evaluating and operating business internally and as such deemed it important to provide all this information to investors. The non-GAAP financial measures disclosed by the company should not be considered in isolation or as a substitute for, or superior to, financial measures calculated in accordance with GAAP, and the financial results calculated in accordance with GAAP and reconciliations to those financial statements should be carefully evaluated. Reconciliations between GAAP measures and non-GAAP measures are provided later in this press release.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX), founded in 2015, is a technology company engaged in the design, development and commercialization of stereo/quad-camera vision systems for the automotive industry. Through the company’s wholly owned subsidiaries, Foresight Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” cellular-based applications. Foresight’s vision sensor is a four-camera system based on 3D video analysis, advanced algorithms for image processing, and sensor fusion. . Eye-Net Mobile’s cellular-based application is a V2X (vehicle-to-everything) accident prevention solution based on real-time spatial analysis of clients’ movement.

The company’s systems are designed to improve driving safety by enabling highly accurate and reliable threat detection while ensuring the lowest rates of false alerts. Foresight is targeting the Advanced Driver Assistance Systems (ADAS), the semi-autonomous and autonomous vehicle markets and predicts that its systems will revolutionize automotive safety by providing an automotive-grade, cost-effective platform and advanced technology.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses its expected stable sales growth and further collaborations with partners. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2020, and in any subsequent filings with the SEC. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: Foresight’s burn rate, its ability to generate revenue, and its ability to continue as a going concern. Based on the projected cash flows and Foresight’s cash balances as of September 30, 2020, Foresight’s management is of the opinion that as of September 30, 2020, without further fund raising it will not have enough resources to enable it to continue advancing its activities for a period of at least 12 months. As a result, there is substantial doubt about Foresight’s ability to continue as a going concern. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654

FORESIGHT AUTONOMOUS HOLDINGS LTD.
INTERIM CONDENSED CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands

	As of September 30, 2020	As of September 30, 2019	As of December 31, 2019
ASSETS

Current assets:
Cash and cash equivalents	$9,395	$5,070	$4,827
Short Term Deposits	5,142	8,068	5,233
Marketable equity securities	19	36	23
Other receivables	446	773	613
Total current assets	15,002	13,947	10,696

Non-current assets:
ROU Asset	1,127	1,340	1,278
Investment in affiliate company	4,730	7,400	6,729
Fixed assets, net	487	668	631
	6,344	9,408	8,638

Total assets	$21,346	$23,355	$19,334

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Trade payables	$188	$675	$498
Operating Lease Liability	401	413	411
Other accounts payables	1,158	892	1,130
Total current liabilities	1,747	1,980	2,039

Non-current liabilities:
Operating Lease Liability	832	1,068	1,007
			-
Total liabilities	2,579	3,048	3,046

Shareholders’ equity:

Common stock of NIS 0 par value;	-	-	-
Additional paid-in capital	79,478	65,330	65,681
Accumulated deficit	(60,753)	(45,023)	(49,393)
Total Foresight autonomous holdings LTD. Shareholders’ equity	18,725	20,307	19,334
Non-Controlling Interest	42	-	-
Total equity	18,767	20,307	16,288

Total liabilities and stockholders’ equity	$21,346	$23,355	$19,334

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
Research and development expenses, net	(6,374)	(7,007)	(2,157)	(2,547)

Marketing and sales	(973)	(1,616)	(307)	(519)

General and administrative expenses	(2,212)	(2,666)	(918)	(893)

Operating loss	(9,559)	(11,289)	(3,382)	(3,959)

Equity in net gain (loss) of an affiliated company	(1,999)	(168)	(655)	(184)

Financing income (expenses), net	198	388	57	212

Net loss	(11,360)	(11,069)	(3,980)	(3,931)

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019

Net cash used in operating activities
Loss for the Period	(11,360)	(11,069)	(3,980)	(3,931)

Adjustments to reconcile profit (loss) to net cash used in operating activities:	2,852	2,259	1,249	827

Net cash used in operating activities	(8,508)	(8,810)	(2,731)	(3,104)

Cash Flows from Investing Activities
Changes in short term deposits	91	4,438	1,987	4,212
Proceed from other investments	-	21	-	-
Proceed from sales marketable securities	68	-	-	-
Purchase of fixed assets	(48)	(73)	(39)	(34)

Net cash provided by investing activities	111	4,386	1,948	4,178

Cash flows from Financing Activities:
Issuance of ordinary shares and warrants, net of issuance expenses	12,929	6,521	(153)	-

Net cash provided (used) by financing activities	12,929	6,521	(153)	-

Effect of exchange rate changes on cash and cash equivalents	36	(185)	19	(51)

Increase (decrease) in cash and cash equivalents	4,568	1,912	(917)	1,023
Cash and cash equivalents at the beginning of the period	4,827	3,158	10,312	4,047

Cash and cash equivalents at the end of the period	9,395	5,070	9,395	5,070

FORESIGHT AUTONOMOUS HOLDINGS LTD.

INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands

	Nine months ended September 30,		Three months ended September 30,
	2020	2019	2020	2019
Adjustments to reconcile profit (loss) to net cash used in operating activities:
Share-based payment	910	1,286	560	450
Depreciation	192	193	61	65
Revaluation of derivative warrant liability	-	1	-	(42)
Equity in loss (gain) of an affiliated company	1,999	168	655	184
Revaluation of securities	(64)	(13)	(5)	(5)
Revaluation of other investments	-	324	-	-
exchange rate changes on cash and cash equivalents	(36)	185	(19)	51

Changes in assets and liabilities:
Decrease (increase) in other receivables	167	(302)	(135)	(264)
Increase (decrease) in Trade payables	(310)	331	94	368
Change in operating lease liability	(15)	105	2	30
Increase (decrease) in other accounts payable	9	(19)	36	(10)

Adjustments to reconcile loss to net cash used in operating activities	2,852	2,259	1,249	827

FORESIGHT AUTONOMOUS HOLDINGS LTD.

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP SHAREHOLDERS’ EQUITY

U.S. dollars in thousands

	As of September 30, 2020	As of September 30, 2019	As of December 31, 2019
GAAP Shareholders’ equity	18,767	20,307	16,288
Revaluation of other investments	--	324	324
Non-GAAP Shareholders’ equity	18,767	20,631	16,612

SUPPLEMENTAL RECONCILIATION OF GAAP TO NON-GAAP RESULTS

U.S. dollars in thousands

	Nine months ended September 30		Three months ended September 30,
	2020	2019	2020	2019
GAAP operating loss	(9,559)	(11,289)	(3,382)	(3,959)
Stock-based compensation in research and development	374	442	215	158
Stock-based compensation in sales and marketing	46	152	14	54
Stock-based compensation in general and administrative	490	692	331	238
Non-GAAP operating loss	(8,649)	(10,003)	(2,822)	(3,509)

GAAP Financing income (expenses), net	198	388	57	212
Revaluation of other investments	--	324	--	-
Revaluation of derivative warrant liability expenses	--	1	--	42
Non-GAAP Financing income, net	198	713	57	254

GAAP net loss	(11,360)	(11,069)	(3,980)	(3,931)
Stock-based compensation expenses	910	1,286	560	450
Revaluation of other investments	--	324	--	-
Revaluation of derivative warrant liability	--	1	--	42
Non-GAAP net loss	(10,450)	(9,457)	(3,420)	(3,439)